SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2017

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On August 7, 2017, Fresenius Medical Care Holdings, Inc., a subsidiary of Fresenius Medical Care AG & Co. KGaA, entered into an agreement to acquire NxStage Medical, Inc. (“NxStage”). The companies then filed a pre-merger notification under the United States Hart-Scott-Rodino Antitrust Improvements Act. On October 18, 2017, the United States Federal Trade Commission issued a “Request for Additional Information and Documentary Material,” commonly known as a Second Request, to support its on-going assessment of the potential competitive impact of the NxStage acquisition. Fresenius Medical Care Holdings, Inc. is cooperating with the request and continues to anticipate a closing in 2018.

Disclaimer Regarding Forward-Looking Statements

This report contains forward-looking statements, including statements regarding Fresenius Medical Care’s planned acquisition of NxStage and the expected timing of the closing of the transaction. Actual results could differ materially from those expressed or implied in these forward-looking statements due to certain factors, including, among others: the failure or inability of either Fresenius Medical Care or NxStage to satisfy closing conditions or obtain approvals necessary to close the transaction; unexpected costs or delays associated with efforts to obtain the regulatory or other approvals necessary to close the transaction; risks associated with litigation or regulatory actions related to the transaction; changes in business, economic and competitive conditions; regulatory reforms; foreign exchange rate fluctuations; risks and uncertainties in litigation or investigative proceedings, whether or not related to the transaction; and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the United States Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: October 19, 2017

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its
general partner

	By:	/s/ RICE POWELL
		Name:	Rice Powell
		Title:	Chief Executive Officer and
Chairman of the Management Board
of the General Partner

	By:	/s/ MICHAEL BROSNAN
		Name:	Michael Brosnan
		Title:	Chief Financial Officer and
Member of the Management Board
of the General Partner